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03024487

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Arch Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 17 2003 THOMSON FINANCIAL

FILE NO. 82- 659 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/14/03

BC FORM 51-901F

QUARTERLY REPORT

03 JUL 10 AM 7:21

ISSUER DETAILS:

NAME OF ISSUER: Golden Arch Resources Ltd.

ISSUER ADDRESS: #928 – 470 Granville Street, Vancouver, BC V6C 1V5

ISSUER PHONE: (604) 681-8222 FAX: (604) 681-8282

CONTACT NAME: Les Kjosness

CONTACT POSITION: President

CONTACT TELEPHONE NUMBER: (604) 681-8222

CONTACT EMAIL ADDRESS: goldenarchresources@telus.net

FOR QUARTER ENDED: January 31, 2003

DATE OF REPORT: June 6, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Les Kjosness	*"Les Kjosness"*	03/06/06
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (yy/mm/dd)
B. Keith Shirley	*"B. Keith Shirley"*	03/06/06
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (yy/mm/dd)

(Signatures for this Form should be entered in TYPED form)

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Securities Commission Building
PO Box 10129
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone: (604)662-8899
Fax: (604)662-8809
Email: moenandcompany@attcanada.net

AUDITORS' REPORT

A1/S
3-31-03

To the Shareholders of
Golden Arch Resources Ltd.

We have audited the Balance Sheets of Golden Arch Resources Ltd. as at January 31, 2003, and January 31, 2002 and the Statements of Income, Retained Earnings (Deficit) and Changes in Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and January 31, 2002 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Moen and Company"

Vancouver, British Columbia, Canada
April 30, 2003

Chartered Accountants

GOLDEN ARCH RESOURCES LTD.
Balance Sheet
January 31, 2003
(In Canadian Dollars)
(With Comparative Figures at January 31, 2002)

Assets		2003	2002
Current Assets			
Cash	$	4,304	$ --
Accounts receivable -GST		1,465	415
Accrued production receivable - net		2,993	6,721
		8,762	7,136
Due from other public company (note 10)		78,651	63,087
Interest in mineral property (note 4)		1	546,804
Interest in Altar Resources Partnership (Note 13)		66,740	–
Petroleum and natural gas prospects, at cost less depletion (note 2 and 5)		322,291	214,073
Fixed assets, at cost less accumulated amortization (note 3)		11,700	6,622
	$	488,145	$ 837,722
Liabilities and Shareholders' Equity			
Current Liabilities			
Bank overdraft	$	--	$ 2,656
Accounts payable		31,267	50,597
Loans payable, unsecured, non interest bearing, with no specific terms of repayment (Note 12)		214,455	110,961
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 9)		236,785	270,952
Accrued debenture interest (note 8)		102,807	193,769
Convertible Redeemable Debentures (note 8)		608,567	634,000
		1,193,881	1,262,935
Shareholders' Equity			
Capital stock (note 7)			
Authorized			
100,000,000 common shares without par value			
Issued 26,471,358 common shares (2002 - 22,781,358)		8,785,817	8,516,817
Deficit, accumulated during the development stage (note 1)		(9,491,553)	(8,942,030)
		(705,736)	(425,213)
	$	488,145	$ 837,722

Approved on behalf of the board:

"Les Kjosness", Director

"B. Keith Shirley", Director

GOLDEN ARCH RESOURCES LTD.
Statement of Income
Year Ended January 31, 2003
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2002)

		2003	2002
Revenue - Petroleum and natural gas sales	$	37,809	$ 77,005
Operating expenses		23,815	27,071
Profit from petroleum and natural gas operations		13,994	49,934
Interest and other income		63,294	1,963
		77,288	51,897
General and Administration Expenses			
Accounting services and office expenses		34,625	41,033
Amortization		2,925	1,655
Bad debt (recovery - by offset against liability)		(147,346)	3,928
Debenture interest		36,558	38,040
Management fees (note 9(a))		35,000	23,932
Professional fees		34,618	31,939
Promotion, travel and investor communications		32,178	4,468
Salaries and wages		34,157	12,423
Transfer agent and filing fees		13,093	15,260
Write off mineral property interests (Note 4)		547,504	–
Depletion		3,499	12,745
		626,811	182,423
Net loss for the year	$	(549,523)	$ (130,526)
Loss Per Share - Basic and Diluted	$	(0.01)	$ (0.01)

GOLDEN ARCH RESOURCES LTD.
Statement of Retained Earnings (Deficit)
Year Ended January 31, 2003
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2002)

		2003	2002
Deficit, beginning of year	$	(8,942,030)	$ (8,811,504)
Net loss for the year		(549,523)	(130,526)
Deficit, end of year	$	(9,491,553)	$ (8,942,030)

GOLDEN ARCH RESOURCES LTD.

Statement of Changes in Cash Flows
Year Ended January 31, 2003
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2002)

	2003	2002
sh derived from (used for)		
)perating activities		
Net loss for the year	$ (549,523)	$ (130,526)
Less: non-cash items		
Amortization	2,925	1,655
Depletion	3,499	12,745
Shares issued for acquisition of property	19,000	–
Write down mineral property	547,504	–
	23,405	(116,126)
Changes in non-cash working capital items		
Accounts receivable and accrued production	2,678	7,947
Accrued debenture interest	(90,962)	38,040
Due from other public companies	(15,564)	(11,600)
Accounts payable (decrease)	(19,330)	40,759
	(123,178)	75,146
	(99,773)	(40,980)
Financing activities		
Loans payable	103,494	73,688
Debenture payable	(25,433)	–
Due to related parties	(34,167)	(67,742)
	43,894	5,946
Investing activities		
Acquisition of petroleum and natural gas prospects	(111,717)	(34,645)
Purchase of fixed assets	(8,003)	–
Shares issued for private placements	250,000	64,000
Invest in mineral property	(701)	–
Interest in Altar Resources Partnership	(66,740)	(1,336)
	62,839	28,019
Cash, increase (decrease) during the year	6,960	(7,015)
Cash (Overdraft), beginning of year	(2,656)	4,359
Cash (Overdraft), end of year	$ 4,304	$ (2,656)

GOLDEN ARCH RESOURCES LTD.

Notes to Financial Statements
January 31, 2003

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred expenses and mineral property represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(f) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

- Monetary items, at the rate of exchange prevailing as at the balance sheet date.
- Non-monetary items, at the historical rate of exchange.
- Revenue and expenses, at the period average in which the transaction occurred.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash or overdraft, accounts receivable, accrued production receivable and accounts payable, debentures and accrued interest payable and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(i) Segmented information

The Company's identifiable assets are located in the following countries:

	January 31, 2003	January 31, 2002
Canada	$ 99,114	$ 616,208
United States	389,031	221,514
	$ 488,145	$ 837,722

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
January 31, 2003

NOTE 3. FIXED ASSETS

The Company is amortizing its office equipment at the rate of 20% per annum on the declining balance basis. Costs and accumulated amortization as at January 31, 2003 are as follows:

	Cost	Accumulated Amortization	Net Book Value January 31, 2003	Net Book Value January 31, 2002
Office equipment	$ 36,975	$ 25,275	$ 11,700	$ 6,622
Dimac Mill	25,000	25,000	--	--
	$ 61,975	$ 50,275	$ 11,700	$ 6,622

The Company previously owned a 1/3 interest in the Dimac Mill, which has been dismantled and which management wrote-down to a nominal value of $1.00 during the year ended January 31, 1990, and is now written off in its entirety in these financial statements.

NOTE 4. INTEREST IN MINERAL PROPERTY

Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia

The interest in this mineral property has been written down to a nominal value of $1.00 at the year ended January 31, 2003, resulting in a charge to current operations of $547,504.

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties as follows:

Cost of Properties at January 31, 2002	$ 214,073
Commonwealth Energy Corp.	69,322
	283,395
The Cumming Company, Inc.	
Costs incurred during the current year	42,395
	325,790
Deduct: Depletion charged for year ended January 31, 2003	(3,499)
Balance January 31, 2003	$ 322,291

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year ending January 31	
2005	$ 255,632
2006	260,012
2007	355,544
2008	141,418
2009	130,526
2010	549,523
	$1,692,655

The potential tax benefit of these tax losses is not disclosed in these financial statements as future taxation due to uncertainty of utilization.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	2003		2002	
	Shares	$	Shares	$
Balance, January 31 2002 and 2001	22,781,358	$ 8,516,817	22,141,358	$ 8,452,817
Share issued during the period				
- acquisition of property	190,000	19,000	640,000	64,000
- private placements	3,500,000	250,000	–	–
	3,690,000	269,000	640,000	64,000
Balance, January 31, 2003 and 2002	26,471,358	$ 8,785,817	22,781,358	$ 8,516,817

(c) Stock options outstanding

Stock options to purchase an aggregate of 1,400,000 common shares at a price of $0.10 per share until October 15, 2003, were granted to directors, officers and a consultant are as follows:

Les Kjosness	550,000	President/Director
Richard Somerville	350,000	Officer/Consultant
Jane Timmis	250,000	Director
Keith Shirley	250,000	Director
	1,400,000	

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
January 31, 2003

NOTE 8. CONVERTIBLE REDEEMABLE DEBENTURES – Restructured

(a) On October 15, 1996, the Company issued five year convertible redeemable debentures at an interest rate of 6% per annum with interest payable on a semi-annual basis. The Company may repay all or any part of the debenture at any time. The lender had the right, at its option prior to October 15, 2001; to convert the Principal amount of this Debenture into fully paid non-assessable common shares of the Company. Conversion was for a period of up to 5 years from October 15, 1996, at a conversion price of 1 share for each $0.40 of funds advanced for the first year and escalating $0.05 each year thereafter, which will be at a price of $0.60 per share from January 31, 2001 to date of maturity of the debenture on October 14, 2001. The company reissued the debenture payable subsequently. (See Note 16 Subsequent Event (b) Debenture Payable (ii))

(b) Interest payments are in arrears. There is accrued interest payable of $230,327 that is reduced by $127,520 to $102,807 by reason of offset against an account receivable from Silver Peak Resources Ltd. as at January 31, 2003. The debentures matured on October 14, 2001, and are in default.

(c) On November 21, 2002, the Company reached an agreement in principle with a majority of secured and unsecured creditors. The Company will rewrite the existing debentures, and in lieu of payment of outstanding interest will issue common shares for $102,807 of the above accrued interest of the Company for 1,028,065 shares at a deemed value of $0.10 per share. (See Note 16 Subsequent Event (b) Debenture Payable (i))

(d) The amount of $465,020, which is a debenture payable due to Silver Peak Resources Ltd., was reduced to $312,067 by the amount of $152,953, as a result of offsetting an account receivable of $108,328 and related interest of $44,625 of Silver Peak Resources Ltd., against the debenture payable and accrued interest payable as at January 31, 2003.

NOTE 9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Management fees incurred and expenses paid on behalf of the Company for the fiscal year ended January 31, 2003 are as follows:

	Management Fees	Office Expenses	Promotion	Travel	Subtotal
Les Kjosness	$ 15,000	$ 4,829	$ --	$ --	$ 19,829
Richard Somerville	--	--	233	--	233
RSGM Engineering Ltd.	20,000	587	--	9,617	30,204
	$ 35,000	$ 5,416	$ 233	$ 9,617	$ 50,266

NOTE 9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS (cont'd)

(b) There are balances owing to present and past related parties as follows:

Les Kjosness	$ 20,306
Monarch Mechanical	10,330
Park Distributors Ltd.	187,032
Richard Somerville	248
RSGM Engineering Ltd.	18,869
	$ 236,785

The above accounts, are due to companies owned by a director or officer and / or operated by a former director and officer or a relative of a former director and officer.

(c) Effective November 15, 2002, Mr. Richard Somerville, resigned as a director of the Company. Mr. Somerville will continue as the Chief Operating Officer of the Company, and will provide his geological and engineering services to the Company.

NOTE 10. DUE FROM OTHER PUBLIC COMPANY

Safe Environment Engineering Canada Inc.	
- Principal balance	$ 63,087
(A former director and officer of Golden Arch Resources Ltd. was a director and officer of Safe Environment Engineering of Canada Inc.)	
- Interest accrued to January 31, 2003	15,564
	$ 78,651

NOTE 11. GOING CONCERN

These financial statements are prepared on the assumption that the entity is a going concern, meaning it would continue in operation for the foreseeable future and would be able to realize assets and discharge liabilities in the normal course of operations. However, the ability of the Company to continue as a going concern is contingent upon its ability to raise additional working capital to pay its debts and to provide funds for ongoing operations, and to pay the accrued interest payable of $102,807 and principal payable of $608,567 on the Convertible Debentures are in arrears.

NOTE 12. LOANS PAYABLE

By year ended January 31, 2003, Mr. Duncan R. McKay and Vern Siemens had accepted the Company's offer to settle outstanding debt of $37,273 and $98,157, respectively, by issuance of shares of 310,606 and 817,974, respectively. The settlement was approved by TSX Venture Exchange on April 1, 2003.

	Balance January 31, 2002	Balance January 31, 2003	Balance to be paid by issuance of Shares	Deemed Price	# of Shares
Duncan R. McKay	37,273	$ 37,273	$ 37,273	$ 0.12	310,606
Vern Siemens	52,041	98,157	98,157	$ 0.12	817,974
Peter Leask	--	17,274	--		--
M. Watson	21,647	61,751	--		--
	$ 110,961	$ 214,455	$ 135,430		1,128,580

NOTE 13. INTEREST IN ALTAR RESOURCES PARTNERSHIP

On April 18, 2002 (the effective date), the Company entered a Lease Agreement with Altar Resources Partnership ("Altar"), an Arizona partnership.

Grant

Altar grants demises, leases and lets that certain real property, including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, extra lateral rights (if any), water rights, easements and rights-of-way pertaining or appurtenant to the Property, with the exclusive rights and privileges.

The abovementioned real property consists of the following:

(a) Unpatented Mining Claims
Those certain unpatented lode mining claims situated in the Baboquivari Mining District, in Section 35 of Township 19 South, Range 7 east, and Section 3 and 10 of Township 20 South, Range 7 East, G&SR Meridian, Pima County, Arizona.

NOTE 13. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

County Records Name of Claim	BLM Book	Serial #	Page	A MC
BAB 20	9480	1038		353976
Amended	112121	404		
Amended	11351	1331		
BAB 22	9480	1040		353977
Amended	11212	406		
BAB 24	11212	407		353978
BAB 25	11212	408		353979
BAB 100		11212	400	353890
Amended	11351	1327		
BAB 101		11212	402	353981
Amended	11351	1329		
BAB 102		11212	403	353982
Amended	11351	1330		

(b) State of Arizona Mineral Rights

Number	Legal Description Included
008-104209	E½ NE¼ and W½ SE¼NW¼ Section 23, Township 20 South, Range 7 East, G&SR Meridian
008-104210	E½ Lot 5 and E½ NE¼ SW¼ Section 14, Township 20 South, Range 7 East, G&SR Meridian
008-104211	N½ Lot 3 and N½ SW¼ NE¼ Section 23, Township 20 South, Range 7 East, G&SR Meridian
008-104212	Lot 1, N½ Lot 3, SE¼NE¼NE¼, S½SE¼SW¼ and S½NW¼SE¼ Section 35, Township 19 South, Range 7 East, G&SR Meridian
008-104213	NW¼ Lot 1, S½NE¼NW¼, SE¼NW¼NW¼ S½NW¼, NW¼SW¼ and NW¼NE¼SW¼ Section 36, Township 19 South, Range 7 East, G&SR Meridian

Term

The term of this Agreement shall be for an initial term of twenty years commencing on the effective date. The lessee may extend such term. By making the payments specified as below.

NOTE 13. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

Payment to Altar Resources Partnership

(a) The Company shall pay the following amounts as rentals:

(i) $8,000 upon the effective date of the approval of the Agreement by the Canadian Venture Exchange.
(ii) $12,000 on or before the date one year after the effective date and
(iii) $20,000 on or before the date two years after the effective date

(b) The Company shall pay $20,000 on or before the date three years after the effective date and on each anniversary date thereafter so long as this Agreement is in force as an dvance minimum royalty, which advance royalties shall be a credit toward any monies due

Transfer of Stock

The Company shall transfer the following amounts of common stock, subject only to such restrictions as may be required by the Canadian Venture Exchange.
(a) 150,000 shares within 30 days from and after the effective date;
(b) 200,000 shares on or before the date one year after the effective date;
(c) 300,000 shares on or before the date two years after the effective date

Production Royalty

The Company shall pay to Altar a production royalty of the greater of (1) 1% of the "Net Returns" received by the Company from sale or other disposition of Leased Substances, or (2) 20% of the "Net Profits" from the mining and marketing of Leased Substances from the Property.

Work Commitment

The Company shall expend in exploration, development and mining work on the Property not less than the following cumulative amounts:
(a) $50,000 on or before the date one year from and after the effective date
(b) $200,000 on or before the date two years from and after the effective date
(c) $500,000 on or before the date three years from and after the effective date

By the year ended of January 31, 2003, the Company has paid $27,674Cdn to Altar, comprised of $8,000US($12,674Cdn) in cash and $15,000Cdn paid by the issuance of 150,000 shares to Altar.

NOTE 14. LEASE OBLIGATIONS

The Company entered into a lease for offices located at #928 of Rogers Building, 470 Granville Street, Vancouver, B.C., with Equitable Real Estate Investment Corporation Ltd. for monthly rent and costs of $544.78 each. The term of the lease shall be 5 years and half a month, beginning on the 15th day of April 2002 and ending on the last day of the month of April 2007. Lease obligation are as follows:

Year Ending January 31,	Amount
2004	$6,537
2005	6,537
2006	6,537
2007	1,634
	$21,247

NOTE 15. LAWSUIT

The Company has received a Writ of Summons and Statement of Claim from Roy Gould, a businessperson resident in British Columbia, dated May 22, 2002 with respect to a claim of indebtedness and breach of an agreement. The Writ and Claim, registered in the Supreme Court of British Columbia, names Golden Arch Resources as one of five defendants. The Company believes the claim to be of no merit and is taking steps to address this issue.

NOTE 16. SUBSEQENT EVENTS

(a) Consulting Contract – Bevitor Holdings Ltd.

On January 13, 2003, the Company entered into a consulting contract with Bevitor Holdings Ltd. to provide consulting services of James H. Simpson, B.Sc. Mr. Simpson is the principal of Bevitor Holdings Ltd. Bevitor Holdings will be paid a fee of $2,500 per month and has been granted consultant's options to purchase up to 500,000 common shares of the Company at a price of $0.10 per share and is approved by TSX Venture Exchange on March 30, 2003.

NOTE 16. SUBSEQENT EVENTS (cont'd)

(b) Debentures Payable

(i) On February 13, 2003, the TSX Venture Exchange accepted for filing the Company's proposal to issue 1,028,064 shares to settle outstanding debenture interest payable of $102,806.40. Shares were subsequently issued at a deemed price of $0.10 per share.

(ii) The debenture payable of $296,500 is reissued and approved by TSX Venture Exchange on April 21, 2003. This debenture payable of $296,500 is at interest rate of 6% and is convertible into a maximum amount of 2,965,000 common shares of principal outstanding for a period of three years (Maturity date January 1, 2006) at a deemed price of $0.10 per share for the first two years and $0.11 per share for the third year.

(c) Escrow shares

The total number of escrow shares outstanding at January 31, 2003 was 127,500. The number of shares subsequently released on April 7, 2003 was 31,875 shares leaving a balance of 95,625 shares remaining in escrow. The list of registered shareholders of escrow stock and the number of shares held after the release, are as follows.

Name	Number of Escrow Shares
Druval W. Westcott	5,100
Jane Timmis	90,525
	95,625

hedule B: Supplementary Information

GOLDEN ARCH RESOURCES LTD.
For the Quarter ended January 31, 2003

ection 1:

Related Transactions for the Current Period:

Management fee represents remuneration to RSGM Engineering Ltd., of $2,000 per month and Les Kjosness of $2,500 per month, plus expenses.

ection 2:

Securities Issued During Quarter : None

Options Granted During Quarter : None

Section 3:

Authorized and Issued Share Capital as at January 31, 2003

Authorized share capital: 100,000,000 common shares without par value.
A total of 26,471,358 shares have been issued for a total of $ 8,785,817.

Options, Warrants and Convertible Securities Outstanding as at January 31, 2003

1,750,000 warrants pursuant to a private placement of 1,500,000 units brokered in part by Canaccord Capital Corporation. Each unit consists of one common share plus one non-transferable share purchase warrant, each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004. Exchange approval was given on October 7, 2002. This private placement includes 100,000 units to a Company director. Canaccord was paid $10,000 cash plus administration fee, and issued 250,000 warrants, each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004.

2,000,000 warrants pursuant to a private placement @ $0.05 per unit, each unit consisting of one common shares plus one non-transferable share purchase warrant. Each warrant is exercisable to purchase one common share at $0.10 per share. The warrants expire May 21, 2003. Exchange approval was given on May 21, 2002. This private placement included 200,000 units to Company directors.

640,000 non-transferable warrants, each warrant to purchase one common share at $0.10 per share until August 14, 2003. Exchange approval for the warrant extension was received on August 2, 2002.

Also see Notes 7 (c), and 8 of the January 31, 2003 financial statements.

Securities Issued and Options Granted Subsequent to Year End:

200,000 common shares at a deemed price of $0.10 per share were issued to principals of Altar Resources Partnership to satisfy the conditions of the Mildred Peak Property Lease Agreement.

640,000 common shares pursuant to a warrant exercise, each warrant exercisable to purchase one common share at $0.10 per share until August 14, 2003.

2,000,000 common shares pursuant to a warrant exercise, each warrant exercisable to purchase one common share at $0.10 per share. This includes 200,000 warrants exercised by Company directors.

Options were granted to a consultant, exercisable to receive 500,000 common shares at a price of $0.10 per share up to January 13, 2004. Options were granted to director James Broad, exercisable to receive 250,000 common shares, and to two employees, exercisable to receive 50,000 common shares each, at a price of $0.10 per share up to February 21, 2005.

Also see Notes 12 and 16(b)(i) of the accompanying financial statements.

List of Directors and Officers as at date of signing this report:

Les Kjosness	President/Director
Jane Timmis	Director
Keith Shirley	Director
James Broad, LL.B.	Director
Richard Somerville, P.Eng.	COO/Secretary

SCHEDULE C: MANAGEMENT DISCUSSION – QUARTER ENDED JANUARY 31, 2003

Please see Directors' Report to Shareholders below.

DIRECTORS' REPORT TO SHAREHOLDERS

The Company is a junior resource-based company, having interests in mineral properties and oil and gas wells.

Since acquiring the Mildred Peak property (the "Property") in early 2002, the Company has been focusing on development of the Property. The Company has met its first year obligation with Altar Resources Partnership, and has acquired additional strategic properties in the Mildred Peak area. Summaries of projects and results are listed below. The Company is encouraged by the results of sampling performed over the last 14 months.

Subsequent to the year end, the Company has had success in reduction of long-term debt. The Company has settled with two of its unsecured creditors, by issuing shares, and has reissued debentures to 9 of 10 of holders of debentures originally issued in 1996.

Proposed Joint Ventures with United Bolero Development Corp. (UNB:TSX)

United Bolero and Golden Arch have announced that the Companies have reached a tentative agreement, whereby United Bolero can earn a 51% interest in the Jupiter and Placeritas projects. As of the date of signing, the agreements have not been completed and closed; and approval of the TSX has not yet been received. These details, however, should be completed shortly.

Malachite Silver Project: Oxidized silver and copper mineralization is the focus of the Malachite Silver Project, which is a silver/copper mineralized, silicified, contact metamorphic deposit, hosted by a Jurassic calcareous siltstone adjacent to the contact with the granite intrusive. Within the mineralized area, a character sample was taken that assayed 15.1 oz silver and 0.97% copper per ton. A recent magnetometer survey has been completed, and outlines a large, subtle magnetic low anomaly, which is coincident with the copper silver mineralization. **Golden Arch retains a 100% interest in this property.**

The Jupiter Gold Project: The Jupiter Gold Project is underlain by a 7,000 foot by a 600- foot rock chip and soil anomaly, which is open to extension. Rock chip samples graded up to approximately 1 opt gold. Hosted by Jurassic-Age conglomerate and diorite, the gold and silver mineralization is contained within quartz veins and veinlets, and disseminated within a zone of silicification. In 2002, three trenches indicated grades of 0.02 to 0.05 opt gold over hundreds of feet width. Recently, the 2002 trenches were extended and sampled, while three new trenches were dug and sampled in this area. The extended trenches resulted in the following:

		Gold	
		g/t	oz/t
TRENCH A			
22-46 meters	**24 meters (79 ft.)**	1.230	0.036
100-128 meters	**28 meters (92 ft.)**	1.701	0.050
TRENCH B			
20-24 meters	**4 meters (13.1 ft.)**	1.780	0.052
32-40 meters	**8 meters (26.2 ft.)**	2.285	0.067

Additional results of this recent work programme are not yet available.

The potential for a low-grade economic open-pit mineable gold deposit, indicated by the recent trenching in this area, has scarcely been tested using modern exploration techniques.

Placeritos Gold Project: The 4,000 foot long rock chip and soil anomaly, which is open to extension, is the focus of the Placeritos Gold Project. Rock chip samples have graded up to 1.25 opt gold. Also hosted by Jurassic-Age conglomerate and diorite, the gold and silver mineralization is contained in quartz veins and veinlets, and disseminated within zones of extreme silicification. Until this year, other than rock chip and soil sampling, the Placeritos Gold Project has received very little exploration work. A character sample taken at the extreme south end of the property returned an assay of 0.61 opt gold.

The Amado area, which lies within the Placeritos Gold Project, consists of a series of linear, strongly silicified, dyke-like gold-mineralized zones. Recently, two of these zones, the Michelle and the Rachel have been systematically tested with 25 trenches, 16 on the Michelle, and 9 on the Rachel. On the Michelle Zone, 8 consecutive trenches returned ore-grade values between 0.083 opt gold over 4 meters thickness, and 0.80 opt gold over 6 meters thickness. In the widest portion of this zone (16 meters) the trench ran 0.084 opt gold. All of the other trenches returned anomalous to sub-ore-grade gold values. On the Rachel Zone, 1 trench returned a very significant 14 meters thickness of 0.193 opt gold, while all of the others returned anomalous to sub-ore-grade gold values. Although this is a preliminary exploration programme, it has already returned promising results that will be developed by a more extensive work programme during the next year.

Gold Bullion Mine Project: This is a high-grade gold vein project that was sporadically mined underground from approximately 1880 to 1916. There are at least 3 apparently related veins at the Gold Bullion. The main vein itself is at least 300 feet long; however, surface observation suggests that the vein is actually significantly longer. The mine workings have been developed to a depth of at least 250 feet, with multiple levels. Apparently, about 3,000 tons of high-grade gold ore were produced prior to about 1913, when the mine workings were flooded.

The Mildred Peak Joint Venture with United Bolero provides an opportunity for Golden Arch Resources Ltd. to provide financing for the development of this promising gold property, while still retaining a large interest in it. Golden Arch will continue to be the Operator throughout the life of the project.

Dated: June 6, 2003

"Les Kjosness"

President and Director

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO: THE MEMBERS OF GOLDEN ARCH RESOURCES LTD.

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of **Golden Arch Resources Ltd.** (the "Company") will be held at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, the 22nd of July, 2003 at the hour of 9:00 a.m (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors and the Financial Statements of the Company, together with the auditor's report thereon, *for the financial ye r ended January* 31, 2003;
2. To *determine the number of directors at four* (4);
3. To elect directors to hold office until the next Annual General Meeting;
4. To re-appoint Moen & Company as auditors for the ensuing year and to authorize the Directors to fix the Auditor's remuneration;
5. To authorize the Company to enter into one or more private placements during the ensuing 12 month period;
6. To authorize the Directors in their discretion to amend stock options granted to insiders, subject to regulatory approval, as more fully set forth in the information circular accompanying this notice;
7. To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a Stock Option Plan for the Company, subject to regulatory approval, as more fully set forth in the information circular accompanying this notice;
8. To transact any other business which may properly come before the Meeting.

An Information Circular, Form of Proxy, the Financial Statements of the Company for the year ended January 31, 2003 together with the Auditor's Report, and Director's Report to Shareholders accompany this Notice of Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign and send the enclosed Proxy in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this *6th day of June*, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at June 6, 2003

1. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Golden Arch Resources Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of Shareholders of the Company to be held at 2nd Floor Boardroom, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, the 22nd of July, 2003 at 9:00 a.m. (Vancouver time), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting"). This solicitation of proxies is being made by mail and the cost of solicitation will be borne by the Company.

2. RECORD DATE

The record date for determining the names of shareholders entitled to the Notice of Meeting and this Information Circular has been fixed at the close of business on Friday, June 6, 2003. Each person who was then entered in the Register of Members of the Company as a holder of one or more common shares shall be entitled to attend the Meeting in person or by proxy, and in the event of a poll to cast one vote for each share.

3. APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

The persons named as proxyholder in the enclosed Form of Proxy have been provided by management for selection by the shareholder. **A shareholder desiring to appoint some other person to represent him at the Meeting, may do so either by inserting the name of such person (who need not be a shareholder) in the blank space provided. The completed Form of Proxy or other proper form of proxy must be delivered to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours before the time of the Meeting.**

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney of the corporation; and, (b) delivered to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than forty-eight (48) hours before the time of the Meeting, or any adjournment thereof, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the proxy.

4. VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. **If a choice is not so specified, it is intended that the person designated by management**

in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified on the form of proxy and for the nominees of management for directors and auditor.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxy holder with respect to amendments of variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. However, no proxy shall confer authority to vote for the election of any person or company as a director of the Company unless a bona fide proposed nominee for such election is named in the information circular.

As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

5. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 common shares without par value, of which 31,468,003 shares are issued and outstanding. All shareholders registered at the close of business on June 6, 2003 will be entitled to vote and each common share will be entitled to one vote.

In order to have a quorum for the Meeting, registered shareholders, at least two in number must be represented at the Meeting in person or by proxy.

For each share held, a shareholder eligible to vote is entitled to cast one vote for a nominee for each of the four (4) directorships to be filled. The four (4) nominees receiving the highest number of votes cast will be elected whether or not any of them receives the vote of a majority of the shares represented at the Meeting.

Appointment of the auditors, authorization for the directors to fix the remuneration of the auditors, approval of the granting of Directors' and Employees' incentive stock options, and approval of the renegotiations of the outstanding directors' and employees' incentive stock options will require the affirmative vote of a majority of shares of the Company voted, in person or by proxy, at the Meeting.

To the best of the knowledge of the Directors and senior officers of the Company, no persons beneficially own, directly or indirectly, shares carrying more than 10% of the voting rights attached to all shares of the Company.

6. ELECTION OF DIRECTORS

Prior to the election of Directors, the shareholders will be asked to consider and if thought fit, pass a resolution providing for the election of four (4) persons as Directors of the Company by a single resolution. The Board of Directors presently consists of four (4) Directors, all of whom are deemed to retire at the Meeting. Unless contrary instructions are indicated on the proxy given by a shareholder, the persons named in the accompanying Form of Proxy intend to vote for the election of the four (4) nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until his successor is elected at the next Annual General Meeting of the Company, or at any adjournment thereof, unless his office is earlier vacated.

The following persons are proposed to be nominated by management for election as directors at the Annual Meeting.

NAME & POSITION	RESIDENCE	OCCUPATION (Last 4 Years)	A DIRECTOR SINCE	NO. OF SHARES OWNED
Les Kjosness	BC	President, Paragon Drywall	2001	220,000
Richard Somerville, P.Eng. [(a)]	BC	President, RSGM Engineering Ltd.	-	210,000
Keith Shirley	Texas	Geologist	2001	66,000
James Broad, LL.B.	BC	Solicitor	2003	100,000

(a) Mr. Somerville was a director from July 2001 to November 2002.

NOTE: The information as to shares beneficially owned, controlled, or directed, not being within the knowledge of the Company, has been furnished by the respective Nominees individually and is as of June 6, 2003.

Advance Notice of the Meeting of the Company at which Directors will be elected as required by Section 111 of the Company Act was published in the Vancouver Sun newspaper on May 30, 2003. Advance Notice was also sent to the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission. No nominations for Director were received by the Company in response to the said Advance Notice.

7. REMUNERATION OF MANAGEMENT/STATEMENT OF EXECUTIVE COMPENSATION

No remuneration was paid to the directors and senior officers of the Company during the current year with respect to their duties as director and/or senior officers.

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year ended Jan 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	
Les Kjosness, President (a)	2003	-	-	15,000	-	-	-	-
	2002	-	-	-	550,000	-	-	-
Richard Watson, President (b)	2002	-	-	15,000	-	-	-	-
	2001	-	-	30,000	-	-	-	-
Richard Somerville, (c) Secretary/COO	2003	-	-	20,000	-	-	-	-
	2002	-	-	12,000	350,000	-	-	-

(a) Les Kjosness became President in July 2001

(b) Richard Watson ceased to be President in June 2001. Management fees payable to Roulette Resources Ltd

(c) Richard Somerville became COO in July 2001, was a director from July 2001 to November 2002; became Secretary in July 2002. Fees payable to RSGM Engineering Ltd.

The Company proposes to grant directors' and employees' incentive stock options from time to time, in such numbers, at such exercise prices and on such terms as will comply with the Company's Stock Option Plan and the requirements of the TSX Venture Exchange.

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

No options were granted to the directors and senior officers of the Company during the most recently completed financial period. Subsequent to year end, options have bee~ granted as follows:

Optionee	Options Granted	Exercise Price	Expiry Date
James Broad, Director	250,000	$0.10	February 21, 2005

AGGREGATE OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

No options/SARs were exercised by directors or officers during the most recently completed financial year.

Options available for exercise by proposed directors and senior officers of the Company are as follows:

Optionee	Options Available	Exercise Price	Expiry Date
Les Kjosness, President/Director	550,000	$0.10	October 15, 2003
Keith Shirley, Director	250,000	$0.10	October 15, 2003
Richard Somerville, COO/Secretary	350,000	$0.10	October 15, 2003
James Broad, Director	250,000	$0.10	February 21, 2005

None of the directors or senior officers of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company had any material interest, direct or indirect, in any material transactions or in any currently proposed material transactions of the Company during the period February 1, 2002 to date.

8. APPOINTMENT OF AUDITORS

The persons named in the enclosed Form of Proxy will, unless otherwise directed, vote for the re-appointment of Moen & Company, Chartered Accountants, as auditors of the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

9. APPROVAL OF PRIVATE PLACEMENTS

In order for the Company to raise funds to carry on its ongoing expansion plans, the Company may need to arrange private placement subscriptions for shares or for securities convertible into shares.

Shareholders are being asked to pass a resolution authorizing the Company to enter into one or more private placement agreement transactions, during the ensuing 12-month period.

Unless the private placement is for over 20% of the issued common shares, the directors and management are not required to seek shareholder approval. Shareholder approval is being sought solely for the comfort of management and directors and as a method of allowing the shareholders to have the opportunity of participating in the decision to proceed with these transactions in advance.

The private placements, if any, will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Private placement transactions authorized hereunder will be made with placees who may include parties that are not at arm's length to the Company, being directors, officers, employees and insiders of the Company.

The subscription price of each private placement will comply with the policies of the TSX Venture Exchange. Accordingly, the shareholders of the Company are being asked to consider, and if thought fit, to approve the following resolution:

> "BE IT RESOLVED AS A RESOLUTION of the Shareholders of the Company, that subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange, the Company be allowed and is hereby authorized to enter into one or more private placement transactions with subscribers, during the ensuing 12 month period."

9. AMENDMENT OF OPTIONS

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. TSX Venture Exchange (the "Exchange") policy requires that certain amendments to stock options held by insiders be approved by a majority of the member at the Meeting, excluding insiders and their associated (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the Directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals. The proposed amendments are, but may not be limited to, the following:

Optionee	Options Available	Exercise Price	Expiry Date	Proposed Expiry Date
Les Kjosness, President/Director	550,000	$0.10	Oct. 15, 2003	Oct. 15, 2006
Keith Shirley, Director	250,000	$0.10	Oct. 15, 2003	Oct. 15, 2006
Richard Somerville, COO/Secretary	350,000	$0.10	Oct. 15, 2003	Oct 15, 2006

Subject to the approval of the Company's proposed new incentive Stock Option Plan, the number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the Exchange.

11. STOCK OPTION PLAN

The management of the Company proposes a resolution to adopt a Stock Option Plan (the "Plan") to grant employees, directors and senior officers, employees and consultants of the Company options to purchase shares of the Company.

The policies of the TSX require that the resolution must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attached to shares beneficially owned by Insiders who hold options and their associates.

Management of the Company considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees, and consultants.

The pertinent terms and conditions of the Plan are as follows:

a) The purpose of the Plan is to assist the Company in attracting, retaining, and motivating directors, officers, employees and consultants of the Company and rewarding those parties for advancing the interests of the Company.
b) The Plan will be administered by the Board of Directors of the Company who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;
c) The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the stock option grant;
d) The Exercise price of options granted under the Plan will be set by the Board of Directors at the time of the grant and will not be less than the Discounted Market Price of the Company's shares as set out in the policies of the TSX;
e) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof;
f) Option may be granted under the Plan exercisable over a period not exceeding five years;
g) Options covering not more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
h) Options covering not more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
i) Options may only be exercised while the optionee is a director, officer, employee, or consultant to the Company, or within a period of 30 days after ceasing to be so (or until the normal expiry of the option rights, if earlier);
j) Notwithstanding item i), an optionee's heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;
k) The options shall not be assignable or transferable by an optionee;
l) Options covering not more than an aggregate of 2% of the issued shares of the Company may be granted to employees performing investor relations activities in any 12 month period, and such options shall be subject to vesting schedules;
m) The obligation of the Company to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company.
n) The Board of Directors may, from time to time, amend or revise the terms of the Plan, subject to regulatory approval.

The policies of the TSX provide that where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue, approval of the plan by the Company's shareholders is required.

If the plan is not adopted, options will be granted and amended from time to time, subject to TSX approval in each instance.

The policies of the TSX further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time in:

i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

ii) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue;

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting.

Accordingly, disinterested shareholders of the Company will be asked at the Meeting to pass the following resolution:

> "BE IT RESOLVED THAT the establishment of the Stock Option Plan (the "Plan") as set forth in the Information Circular be approved and that the Board of Directors of the Company be authorized in their absolute discretion to establish the Plan and administer the Plan in accordance with its terms and conditions."

12. PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Form of the Proxy to vote the shares represented in accordance with their best judgement on the matter.

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

Dated June 6, 2003

"Les Kjosness"
President

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

GOLDEN ARCH RESOURCES LTD. (the "Company") TO BE HELD AT 2nd Floor Boardroom, 510 Burrard Street, Vancouver, BC

on Tuesday, July 22, 2003 at 9.00 AM

The undersigned member ("Registered Shareholder") *of the Company* hereby appoints, Les Kjosness, a Director of the Company, or failing this person, Richard Somerville, an Officer of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (4)	______	______

		For	Withhold
2.	To elect as Director, Les Kjosness	______	______
3.	To elect as Director, Richard Somerville, P.Eng.	______	______
4.	To elect as Director, B. Keith Shirley	______	______
5.	To elect as Director, James Broad, LL.B.	______	______
6.	To appoint Moen & Company as Auditors of the Company	______	______

		For	Against
7.	To authorize the Directors to fix the auditors' remuneration	______	______
8.	To approve and authorize private placements	______	______
9.	To authorize the Directors to amend stock options	______	______
10.	To approve an ordinary resolution approving the implementation by the Company of a Stock Option Plan for the Company, subject to regulatory approval.	______	______
11.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of SharesRepresented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

Jupiter Trench Sampling

June 4, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce preliminary results on its 2003 trench sampling program on the Jupiter Project on its Mildred Peak Property in Pima County, Arizona. The west end of Trench A, which was sampled and analysed in 2002, was extended for 16 meters, and a gap in the middle of the trench that was not sampled in the 2002 program was completed in the 2003 program. The combined results of the two sampling programs, measuring from the west end of **Trench A** are as follows:

		Gold	
		g/t	**oz/t**
0-22 meters	slightly to moderately anomalous no significant values		
22-46 meters	**24 meters (79 ft.)**	**1.230**	**0.036**
46-100 meters	slightly to strongly anomalous		
100-128 meters	**28 meters (92 ft.)**	**1.701**	**0.050**

Trench B lies approximately 175 meters south of Trench A, and was also sampled in the 2002 program. In the current 2003 program, the east and west ends of the trench were extended for 10 meters and 12 meters respectively. The combined results of the two sampling programs, measuring from the west end of Trench B are as follows:

		Gold	
		g/t	**oz/t**
0-20 meters	moderately anomalous no significant values		
20-24 meters	**4 meters (13.1 ft.)**	**1.780**	**0.052**
24-32 meters	moderately anomalous		
32-40 meters	**8 meters (26.2 ft.)**	**2.285**	**0.067**
40-54 meters	moderately anomalous		

		Gold g/t	Gold oz/t
54-92 meters	**38 meters (124.7 ft.)**	**1.146**	**0.033**

It is evident that the last samples at the east ends of Trenches A and B are apparently ore-grade or near ore-grade, and are part of a mineralized zone that appears to continue to the east. Additional trenching to extend Trenches A and B will be part of the next phase of the exploration program. Further to our news release of May 28, 2003, the assay values listed for Trench #10 were listed incorrectly. The correct values are as follows:

		Gold	
		g/t	**oz/t**
Trench #10	**6 meters (19.7 ft.)**	**16.82**	**0.491**

A two-meter sample assayed 45.0 g/t gold (1.3 oz/t). The samples from this trench are being re-assayed as part of a check sample program.

The recent sampling program on the project described above took place under the direction and supervision of Mr. R. Somerville, P.Eng., a Qualified Person under the meaning of National Policy Instrument 43-101.

Mr. B. Stannus, an independent Qualified Person has reviewed our sampling procedure and has taken a number of check samples to verify the Golden Arch sampling results. The check sample results should be available within two weeks.

Further to our news release of May 9, 2003, United Bolero Development Corp. has the right to enter into an agreement to earn a 51% interest in the northern portion of the Mildred Peak Property, which includes the Jupiter Project.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President